Exhibit 12

The McClatchy Company

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

(in thousands of dollars, except ratio data)

	Year Ended
	December 28,	December 29,	December 30,	December 25,	December 26,
	2014	2013	2012	2011	2010
Fixed Charge Computation
Interest expenses:
Net interest expense	$127,503	$135,381	$151,334	$165,434	$177,641
Plus: capitalized interest	434	798	748	193	101
Gross interest	127,937	136,179	152,082	165,627	177,742
Interest on unrecognized tax benefits	(131)	735	11,689	5,960	(1,632)
Amortization of debt discount	(6,063)	(6,673)	(9,821)	(11,092)	(11,327)
Interest component of rent expense	4,859	4,585	5,666	4,509	5,021
Total fixed charges	126,602	134,826	159,616	165,004	169,804
Earnings Computation
Income from continuing operations
before income taxes (1)	607,207	28,103	(27,691)	56,463	30,914
Earnings of equity investments	(19,084)	(42,651)	(31,935)	(27,762)	(11,752)
Impairment related charge recorded by equity investee (2)	—	—	—	—	2,947
Interest on unrecognized tax benefits	131	(735)	(11,689)	(5,960)	1,632
Distributed income of equity investees (3)	162,329	42,436	38,600	31,625	24,274
Add: fixed charges	126,602	134,826	159,616	165,004	169,804
Less: capitalized interest	(434)	(798)	(748)	(193)	(101)
Total earnings as adjusted	$876,751	$161,181	$126,153	$219,176	$217,718

Ratio Of Earnings to Fixed Charges	6.93	1.20	0.79	1.33	1.28

(1)	The income from continuing operations before taxes in 2014 includes a gains on sale of our equity investments of $561.0 million.
(2)	Reflects the Company’s portion of loss related to an impairment and recorded in “Write‑down of investments and land held for sale” in the Consolidated Statement of Income.
(3)	The distributed income of equity investees in 2014 includes the Company's portion (approximately $147 million) of Classified Ventures LLP's sale of the Apartments.com buisiness.